T-DA-REA-E2 Page E1 TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA (TIAA) [730 Third Avenue, New York, N.Y. 10017-3206] Telephone: [800-842-2733] Endorsement to Your TIAA Deferred Annuity Contract Effective Date: [Attached at issue / Specific Date] This endorsement is part of your contract with TIAA and becomes part of it. Please read this endorsement and attach it to your contract. [The following provision is added to your contract:] [The internal funding vehicle transfer provision is replaced with the following:] An internal funding vehicle transfer is the movement of accumulations among or between any of the following: i. your Traditional Annuity accumulation ii. your Real Estate Account accumulation iii. your Investment Account accumulation iv. your companion CREF certificate v. any other funding vehicle accumulation you may have which is administered by TIAA or CREF on the same record-keeping system as this contract. [However, an internal funding vehicle transfer does not include any of the following: • [Systematic withdrawals and transfers (SWATs)] • [Automatic rebalances] • [Any transaction arising from a TIAA sponsored advice product or service] • [Transfer Payout Annuity (TPA) payments directed to the Real Estate Account].] You may not apply internal funding vehicle transfers to your Real Estate Account accumulation if after giving effect to such transfer the total value of your Real Estate Account accumulation under this contract and any other TIAA annuity contract or certificate issued to you would exceed a threshold amount of [$150,000]. Any internal funding vehicle transfer which cannot be applied pursuant to this rule will be rejected in its entirety and we will communicate such rejection to you. If, as of the effective date of this endorsement, the total value of your Real Estate Account accumulation under this contract and any other TIAA annuity contract or certificate issued to you already exceeds the threshold amount, you will not be required to reduce such accumulation to a level at or below the threshold. The Real Estate Account accumulation unit values used in applying this provision will be those calculated as of the valuation day preceding the day on which the proposed transfer is to be effective. For the purpose of this provision, the total value of your Real Estate Account accumulation will include the value of any pending internal funding vehicle transfers into your Real Estate Account accumulation under any TIAA annuity contracts or certificates issued to you. Exhibit 4(C)2

Endorsement to Your TIAA Contract T-DA-REA-E2 Page E2 TIAA reserves the right in the future to increase or decrease the threshold dollar amount associated with this provision. However, the threshold amount will never be less than $100,000. If, as of the effective date of such a change in the threshold amount, the total value of your Real Estate Account accumulation under this contract and any other TIAA annuity contract or certificate issued to you already exceeds the new threshold amount, you will not be required to reduce such accumulation to a level at or below the new threshold. TIAA also reserves the right in the future to include among the restricted transactions any of the categories currently excluded above or to include any categories of transactions associated with services that may be introduced in the future. Any such future changes will only affect transactions with effective dates on or after the effective date of such change. You will be given at least two months advance written notice of any such change. Nothing in this endorsement shall be construed to limit TIAA’s right to stop accepting premiums and/or internal transfers at any time. President and Chief Executive Officer